Issuer Free Writing Prospectus               Bloomberg Ticker:          SPGRCUUT
File Pursuant to Rule 433                    Reuters Ticker:           .SPGRCUUT
Registration Statement No. 333-137902
Dated March 10, 2009

                              ---
                              GMS
                              ---
                              S&P U.S. Carbon Efficient Index
                              Benchmark Performance With Lower Carbon Emissions
                              March 2009 Presentation

                    [GRAPHIC OMITTED]

The S&P U.S. Carbon Efficient Index was launched on March 9, 2009. Accordingly, the Index performance from September 17, 2004 to March 6, 2009 shown in this presentation does not reflect the performance of the actual Index, but has been back-calculated on a retrospective basis by Standard & Poor's. The Index did not exist during the period of retrospective calculation, and past performance is not indicative of how the Index will perform in the future.

                                    A passion to Perform.   [Deutsche Bank Logo]

slide00

S&P U.S. Carbon Efficient Index
Market Performance with a Carbon Efficient Perspective

|X|  It is widely believed that CO2 emissions are causing global warming and climate change with far reaching negative impact to the planet
|X|  S&P U.S. Carbon Efficient Index aims to closely track S&P 500 performance with a lower Carbon Footprint and Greenhouse Gas emissions
|X|  A "Green" alternative/complement to the S&P 500 benchmark
     -    Very high correlation to S&P 500 (0.99)
     -    Historically close tracking to S&P 500 performance since 2004 (1.1%
          annualized tracking error)
     -    45% lower Carbon Footprint (higher energy efficiency) compared to S&P
          500
     -    60% lower Greenhouse Gas emissions (total emissions tonnage per year)
|X|  S&P U.S. Carbon Efficient Index was developed in collaboration with
     Deutsche Bank and Trucost, the market leader in company Carbon Footprint analysis.

                                                            [Deutsche Bank Logo]
slide01

Carbon Emissions
Growing Impact Everywhere

[X]  Effect on Environment:
     -    Expected temperature increase of 3 - 10.5        Carbon Dioxide &
          (degree)F and sea-level rise of 7 - 23 inches    Greenhouse Gases
          by end of century
     -    Glacier retreat: Glacier National Park had 27
          glaciers in 2007 versus 150 in 1910 and the
          Himalayan glaciers could disappear by 2035
     -    Rising levels of CO2 in oceans will harm         Global Warming
          aquatic life and ecosystems, many species are    and Climate Change
          threatened to extinction due to rising
          temperatures

[X]  Effect on Humanity:
     -    By 2080, homes of 13 to 88 million people
          around the world would be flooded each year      Severe Environmental,
     -    Underdeveloped nations may face armed            Economic & Social
          conflict and riots over resources and food       Damages
          (already witnessed in 2008)
     -    Increased chances of cardiovascular diseases
          due to air pollution and temperature rise

 Sources:  Wikepedia, National Geographic Magazine, The Telegraph

                                                            [Deutsche Bank Logo]
slide01

[GRAPHIC OMITTED]

Low Carbon Indices Have Been Unsuccessful Thus Far

[X]  Existing Carbon Indices have underperformed their equity benchmarks
     -    There has been negative alpha in most long-only Carbon Indices
     -    Some European Low Carbon Indices have underperformed by more than 20%
          since 2004
     -    Investors have been unwilling to forgo performance in order to be
          "green"

[X]  Carbon Index "Trackers" have recently been introduced in Europe
     -    These indices include all benchmark companies - overweight Low Carbon companies and underweight high carbon companies
     -    Resulting performance is in line with benchmark but only marginally lower carbon footprint

[X]  How can market performance be delivered with a meaningfully lower Carbon
     Footprint?

                                                            [Deutsche Bank Logo]
slide03

S&P U.S. Carbon Efficient Index
Executive Summary

[X]  An index of up to 375 of the lowest Carbon Footprint companies from the
     S&P 500
     -    Carbon Footprint measured by Trucost PLC, an industry leader in providing detailed Carbon Footprint analysis worldwide
     -    The Index excludes "worst" polluters from the S&P 500 (reduces overall Carbon Footprint)
     -    No more than 50% of an S&P GIC Sector can be excluded(1) (minimize tracking error)

[X]  Index constituents are re-optimized quarterly to track the S&P 500
     -    Northfield Optimizer used to create the optimal number of
          constituents and their weights within the Carbon Index
     -    Optimizer is completely quantitative and contains no discretion or subjectivity

[X]  Owned and calculated by Standard & Poor's, developed in collaboration with
     Deutsche Bank.

[X]  Deutsche Bank has been granted a period of worldwide exclusivity on
     Structured Products and ETFs on the Index

(1)  During the exclusion process, a company can be eligible for the Carbon
     Index if the current total excluded percentage of a sector is below 50%
     and the company's incremental S&P weight causes the excluded percentage of its sector to exceed 50% but not 55%.

                                                            [Deutsche Bank Logo]
slide04

S&P U.S. Carbon Efficient Index Methodology
A quarterly process maintained by Standard & Poor's

         Step I                       Step II                    Step III
      Rank S&P 500        -->  Exclude 100 Companies -->  Optimize Remaining 400
 Constituents by Trucost        with highest Carbon       Companies to Track S&P
    Carbon Footprint                 Footprint           500 Index Using No More
          |     |                         |               Than 375 Constituents
          |     |            Do not exclude more than                |
          |     |            50% of a Sector by Market               |
          |     |                Capitalization(1)                   |
          |     |                                                    |
          |     |                                                    |
          |     |---------------|                                    |
 S&P 500 Constituents     Carbon Footprint                       S&P U.S.
from Standard & Poor's    from Trucost PLC                  Carbon Efficient
                                                                  Index
          Ongoing Step
 Adjust Index for Deletions from
        the S&P 500 Index

(1)  During the exclusion process, a company can be eligible for the Carbon
     Index if the current total excluded percentage of a sector is below 50%
     and the company's incremental S&P weight causes the excluded percentage of its sector to exceed 50% but not 55%.

                                                            [Deutsche Bank Logo]
slide05

Carbon Reduction Analysis:
Annual Carbon Footprint Comparison (GHG Emission / Annual Revs)

                               [GRAPHIC OMITTED]

     Source: Standard & Poor's, Trucost PLC

slide06

Carbon Reduction Analysis:
Annual Total Carbon Emissions (Total GHG Emissions Tonnage)

                               [GRAPHIC OMITTED]

Source: Standard & Poor's, Trucost PLC

                                                            [Deutsche Bank Logo]
slide07

Carbon Reduction Analysis:
Carbon Efficient Index vs S&P 500

                               [GRAPHIC OMITTED]

Source: Standard & Poor's, Trucost PLC

      From Sep. 2004 through Dec. 2008:
Average Reduction in Carbon Footprint was 48%

 Average Reduction in Carbon Tonnage was 60%

                                                            [Deutsche Bank Logo]
slide08

S&P U.S. Carbon Efficient Index: Index Levels
Hypothetical historical index levels vs. S&P 500 TR Index

[GRAPHIC OMITTED]

S&P U.S. Carbon Efficient Index has been retrospectively calculated and did not exist prior to March 9, 2009. Accordingly, the results shown during the retrospective periods are hypothetical and do no reflect actual returns. Past performance is not necessarily indicative of how the Index will perform in the future. The performance of any investment product based on the Index would have been lower than the Index as a result of fees and/or costs.
Source: Standard & Poor's, Bloomberg

                                                            [Deutsche Bank Logo]
slide09

S&P U.S. Carbon Efficient Index:  Annual Returns
Hypothetical historical annual returns vs. S&P 500 TR Index

                               [GRAPHIC OMITTED]

S&P U.S. Carbon Efficient Index has been retrospectively calculated and did not exist prior to March 9, 2009. Accordingly, the results shown during the retrospective periods are hypothetical and do no reflect actual returns. Past performance is not necessarily indicative of how the Index will perform in the future. The performance of any investment product based on the Index would have been lower than the Index as a result of fees and/or costs.

Source: Standard & Poor's, Bloomberg

                                                            [Deutsche Bank Logo]
slide10

S&P U.S. Carbon Efficient Index:  Tracking Error
Hypothetical historical annual tracking error vs. S&P 500 TR Index

                               [GRAPHIC OMITTED]

S&P U.S. Carbon Efficient Index has been retrospectively calculated and did not exist prior to March 9, 2009. Accordingly, the results shown during the retrospective periods are hypothetical and do no reflect actual returns. Past performance is not necessarily indicative of how the Index will perform in the future. The performance of any investment product based on the Index would have been lower than the Index as a result of fees and/or costs. [GRAPHIC OMITTED]
Source: Standard & Poor's, Bloomberg

                                                            [Deutsche Bank Logo]
slide11

S&P U.S. Carbon Efficient Index: Volatility
Hypothetical historical annual volatility vs. S&P 500 TR Index

                               [GRAPHIC OMITTED]

S&P U.S. Carbon Efficient Index has been retrospectively calculated and did not exist prior to March 9, 2009. Accordingly, the results shown during the retrospective periods are hypothetical and do no reflect actual returns. Past performance is not necessarily indicative of how the Index will perform in the future. The performance of any investment product based on the Index would have been lower than the Index as a result of fees and/or costs.

Source: Standard & Poor's, Bloomberg

                                                            [Deutsche Bank Logo]
slide12

S&P U.S. Carbon Efficient Index: Dividend Yield
Hypothetical historical annual dividend yield vs. S&P 500 TR Index

                               [GRAPHIC OMITTED]

S&P U.S. Carbon Efficient Index has been retrospectively calculated and did not exist prior to March 9, 2009. hypothetical and do no reflect actual returns.
Past performance is not necessarily indicative of how the Index product based on the Index would have been lower than the Index as a result of fees and/or costs.

Source: Standard & Poor's, Bloomberg

                                                            [Deutsche Bank Logo]
slide13

S&P U.S. Carbon Efficient Index: Performance Summary

S&P U.S. Carbon Efficient Index - Simulated Index Levels

                               [GRAPHIC OMITTED]

Volatility Analysis September 17, 2004 - February 27, 2009

                               [GRAPHIC OMITTED]

Simulated Annual Performance vs. Actual S&P 500 Returns

                               [GRAPHIC OMITTED]

S&P U.S. Carbon Efficient Index - Summary Analytics
--------------------------------------------------------------------------------
                                            S&P U.S. Carbon
                                               Efficient TR        S&P 500 Total
                                                      Index         Return Index
--------------------------------------------------------------------------------
Growth Over Period                                   -29.4%               -28.7%
Compounded Annual Growth                              -7.5%                -7.3%
Volatility                                            23.4%                23.3%
Maximum Drawdown                                     -51.2%               -50.9%
Start of Max Drawdown Period                         Nov-07               Nov-07
End of Max Drawdown Period                                -                    -
Average Monthly Return                                -0.5%                -0.5%
Best Monthly Return                                    4.6%                 4.9%
Worst Monthly Return                                 -17.5%               -16.8%
% of Months With Gains                                59.3%                59.3%
Correlation: S&P 500                                 0.9989                 1.00
Tracking Error vs S&P 500 Index                       1.10%                    -
--------------------------------------------------------------------------------
S&P U.S. Carbon Efficient Index has been retrospectively calculated and did not exist prior to March 9, 2009. Accordingly, the results shown during the retrospective periods are hypothetical and do no reflect actual returns. Past performance is not necessarily indicative of how the Index will perform in the future. The performance of any investment product based on the Index would have been lower than the Index as a result of fees and/or costs.
Inception date for the Index was September 17, 2004

Source: Standard & Poor's, Bloomberg

                                                            [Deutsche Bank Logo]
slide14

S&P U.S. Carbon Efficient Index: Monthly Comparisons

S&P U.S. Carbon Efficient Index - Simulated Monthly Performance
--------------------------------------------------------------------------------
            2004         2005          2006         2007        2008        2009
--------------------------------------------------------------------------------
   Jan                 -2.17%         2.14%        1.24%      -6.22%      -8.16%
   Feb                  1.53%         0.28%       -1.97%      -2.74%     -10.74%
   Mar                 -1.50%         1.32%        1.01%      -0.44%
   Apr                 -1.82%         0.89%        4.29%       4.63%
   May                  3.20%        -2.77%        3.38%       1.94%
   Jun                  0.26%         0.17%       -1.66%      -8.26%
   Jul                  3.79%         0.86%       -3.10%      -0.44%
   Aug                 -0.92%         2.72%        1.57%       1.45%
   Sep    -1.15%        0.40%         2.64%        3.53%      -9.07%
   Oct     1.20%       -1.47%         3.16%        1.70%     -17.46%
   Nov     3.84%        4.00%         2.03%       -4.55%      -7.69%
   Dec     3.22%        0.12%         1.89%       -0.79%       1.06%
--------------------------------------------------------------------------------
Annual     7.22%        5.28%        16.32%        4.31%     -37.15%     -18.02%
--------------------------------------------------------------------------------

S&P U.S. Carbon Efficient Index - Monthly Excess Return vs. S&P 500
--------------------------------------------------------------------------------
            2004         2005          2006         2007        2008        2009
--------------------------------------------------------------------------------
   Jan                  0.27%        -0.50%       -0.27%      -0.22%       0.27%
   Feb                 -0.57%         0.01%       -0.02%       0.51%      -0.09%
   Mar                  0.27%         0.08%       -0.11%      -0.01%
   Apr                  0.08%        -0.45%       -0.14%      -0.24%
   May                  0.02%         0.11%       -0.11%       0.65%
   Jun                  0.12%         0.04%        0.00%       0.17%
   Jul                  0.07%         0.24%        0.00%       0.40%
   Aug                  0.00%         0.34%        0.07%       0.01%
   Sep     0.03%       -0.41%         0.06%       -0.21%      -0.16%
   Oct    -0.32%        0.19%        -0.09%        0.11%      -0.66%
   Nov    -0.20%        0.22%         0.13%       -0.36%      -0.51%
   Dec    -0.19%        0.08%         0.49%       -0.09%      -0.01%
--------------------------------------------------------------------------------
Annual    -0.71%        0.37%         0.52%       -1.18%      -0.15%       0.16%
--------------------------------------------------------------------------------

S&P 500 - Actual Monthly Performance
--------------------------------------------------------------------------------
            2004         2005          2006         2007        2008        2009
--------------------------------------------------------------------------------
   Jan                 -2.44%         2.65%        1.51%      -6.00%      -8.43%
   Feb                  2.10%         0.27%       -1.96%      -3.25%     -10.65%
   Mar                 -1.77%         1.24%        1.12%      -0.43%
   Apr                 -1.90%         1.34%        4.43%       4.87%
   May                  3.18%        -2.88%        3.49%       1.30%
   Jun                  0.14%         0.14%       -1.66%      -8.43%
   Jul                  3.72%         0.62%       -3.10%      -0.84%
   Aug                 -0.91%         2.38%        1.50%       1.45%
   Sep    -1.19%        0.81%         2.58%        3.74%      -8.91%
   Oct     1.53%       -1.67%         3.26%        1.59%     -16.79%
   Nov     4.05%        3.78%         1.90%       -4.18%      -7.18%
   Dec     3.40%        0.03%         1.40%       -0.69%       1.06%
--------------------------------------------------------------------------------
Annual     7.94%        4.91%        15.79%        5.49%     -37.00%     -18.18%
--------------------------------------------------------------------------------

S&P U.S. Carbon Efficient Index Monthly Annualized Tracking Error
--------------------------------------------------------------------------------
            2004         2005          2006         2007       2008         2009
--------------------------------------------------------------------------------
   Jan                  0.78%         1.10%        0.64%      1.43%        1.42%
   Feb                  0.81%         0.76%        0.49%      1.38%        1.56%
   Mar                  0.78%         0.73%        0.73%      1.22%
   Apr                  1.04%         1.18%        0.52%      1.33%
   May                  0.65%         1.07%        0.67%      1.12%
   Jun                  0.70%         0.80%        0.63%      0.98%
   Jul                  0.66%         0.99%        1.31%      2.02%
   Aug                  0.63%         0.60%        1.21%      0.74%
   Sep                  0.77%         0.79%        0.65%      1.83%
   Oct     0.61%        0.81%         0.63%        1.23%      2.95%
   Nov     0.70%        0.49%         0.59%        1.26%      2.00%
   Dec     0.51%        0.59%         0.85%        0.74%      1.87%
--------------------------------------------------------------------------------
Annual     0.66%        0.75%         0.86%        0.89%      1.68%        1.46%
--------------------------------------------------------------------------------

S&P U.S. Carbon Efficient Index has been retrospectively calculated and did not exist prior to March 9, 2009. Accordingly, the results shown during the retrospective periods are hypothetical and do no reflect actual returns. Past performance is not necessarily indicative of how the Index will perform in the future. The performance of any investment product based on the Index would have been lower than the Index as a result of fees and/or costs. [GRAPHIC OMITTED]
Inception date for the Index was September 17, 2004

Source: Standard & Poor's, Bloomberg

                                                            [Deutsche Bank Logo]
slide15

Contacts

[X}  GM Structuring - Quantitative Products - Americas
     Markus E. Barth - T. +1 212 250 4608
     Michael Nadel - T. +1 212 250 8866

[X}  GM Structuring - Quantitative Products - Europe
     Emanuele Di Stefano - T. +44 207 547 3541

[X}  GM Structuring - Quantitative Products - Asia
     Christian Pemberton - T. +852 220 36112
     Chrif Youssfi - T. +852 220 36014

[X}  GM Structuring - Quantitative Products - Japan
     Masahiro Oshige - T. +81 (3) 5156 6802
     Tomoyuki Sasai - T. +81 (3) 5156 6814

[X}  Structured Equity Products Sales Team - US
     T.+1 212 250 9905

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slide16

Disclaimer

This document is intended for discussion purposes only and does not create any legally binding obligations on the part of Deutsche Bank AG and/or its affiliates ("DB"). When making an investment decision, you should rely solely on the final documentation relating to the transaction and not the summary contained herein. DB is not acting as your financial adviser or in any other fiduciary capacity with respect to this proposed transaction. The transactions or products mentioned herein may not be appropriate for all investors and before entering into any transaction you should take steps to ensure that you fully understand the transaction and have made an independent assessment of the appropriateness of the transaction in the light of your own objectives and circumstances, including the possible risks and benefits of entering into such transaction. For general information regarding the nature and risks of the proposed transaction and types of financial instruments please go to
www.globalmarkets.db.com/riskdisclosures. You should also consider seeking advice from your own advisers in making this assessment. If you decide to enter into a transaction with DB, you do so in reliance on your own judgment.
Assumptions, estimates and opinions contained in this document constitute our judgment as of the date of the document and are subject to change without notice. Any projections are based on a number of assumptions as to market conditions and there can be no guarantee that any projected results will be achieved. Past performance is not a guarantee of future results. This material was prepared by a Sales or Trading function within DB, and was not produced, reviewed or edited by the Research Department. Any opinions expressed herein may differ from the opinions expressed by other DB departments including the
Research Department. Sales and Trading functions are subject to additional potential conflicts of interest which the Research Department does not face. DB may engage in transactions in a manner inconsistent with the views discussed herein. DB trades or may trade as principal in the instruments (or related
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Authority) and regulated by the Financial Services Authority for the conduct of
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"The Products are not sponsored, endorsed, sold or promoted by Standard &
Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). Standard &
Poor's does not make any representation or warranty, express or implied, to the owners of the Products or any member of the public regarding the advisability of investing in securities generally or in the Products particularly or the ability of the S&P Indices to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P Indices, which indices are determined, composed and calculated by S&P without regard to the Licensee or the Products.
S&P has no obligation to take the needs of the Licensee or the owners of the
Products into consideration in determining, composing or calculating the S&P
Indices. S&P is not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Products to be issued or in the determination or calculation of the equation by which the
Products are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Products.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P INDICES
OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS,
OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED,
AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCTS OR ANY OTHER
PERSON OR ENTITY FROM THE USE OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN.
S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL
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OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL,
PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF
NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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slide17

Important Information

Deutsche Bank AG has filed a registration statement (including a prospectus)
with the Securities and Exchange Commission, or SEC, for offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to such offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and the offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, Deutsche Bank AG, any agent or any dealer participating in the offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-311-4409.

Risk Factors

LIMITED HISTORY OF THE INDEX -- Publication of the Index began on March 9,
2009. Therefore, the Index has very limited performance history, and no actual investments which allowed a tracking of the performance of the Index was possible before that date.

STANDARD & POOR'S, AS THE SPONSOR OF THE INDEX, MAY ADJUST THE INDEX IN A WAY
THAT AFFECTS ITS LEVEL--Standard & Poor's, as the sponsor of the Index, is responsible for calculating and maintaining the Index. The sponsor can make methodological changes that could affect the level of the Index. You should realize that any changes in the components of the Index, as well as changes in the components of the S&P 500 Index, may affect the Index, as any newly added component stock may perform significantly better or worse than the component stock it replaces.

INDEX STRATEGY RISK -- The Index seeks to closely track the S&P 500 Index performance with a basket of stocks having a lower carbon footprint and greenhouse gas emissions. AN INVESTMENT LINKED OR RELATED TO THE INDEX IS NOT
THE SAME AS AN INVESTMENT IN THE S&P 500 INDEX OR IN ANY OF ITS UNDERLYING
COMPONENTS. The Index may not successfully track the market performance of the
S&P 500 Index.

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